Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: December 21, 2021

The following communication was posted on the public website of Rentokil Initial plc on December 21, 2021:

Rentokil Initial plc (the “Company”) 21 December 2021

Rentokil Initial Board and Executive Management Share Purchases

Notification of transactions by persons discharging managerial responsibilities and persons closely associated with them

The Company hereby announces that a number of directors and persons discharging managerial responsibilities (PDMRs), or persons closely associated with them, have purchased shares in the Company. The aggregate purchases total 248,934 shares for a total consideration of £1,336,674.03.

The PDMRs concerned are:

•	Richard Solomons, Chairman, who purchased 37,000 ordinary shares in the Company at a price of 536.85p per share on 17 December 2021

•	Andy Ransom, Chief Executive, who purchased 45,000 ordinary shares in the Company at a price of 538.211p per share on 17 December 2021

•	John Pettigrew, Senior Independend Director, who purchased 45,000 ordinary shares in the Company at a price of 533.20p per share on 17 December 2021

•	Cathy Turner, Non-Executive Director, who purchased 9,306 ordinary shares in the Company at a price of 536.0754p per share on 17 December 2021

•	Caroline Ingall-Tombs, a person closely associated with Stuart Ingall-Tombs, Chief Financial Officer, who purchased 18,940 ordinary shares in the Company at a price of 537.892p per share on 17 December 2021

•	Daragh Fagan, Group General Counsel & Company Secretary, who purchased 9,350 ordinary shares in the Company jointly with Lisa Peacock, a person closely associated with him, at a price of 533.68p per share on 17 December 2021

•	Mark Purcell, Chief Information Officer, who purchased 4,645 ordinary shares in the Company at a price of 538.1343p per share on 17 December 2021

•	Helen Purcell, a person closely associated with Mark Purcell, Chief Information Officer, who purchased 4,693 ordinary shares in the Company at a price of 532.6069p per share on 20 December 2021

•	Anne Moffroid, a person closely associated with Alain Moffroid, Regional Managing Director, Europe, who purchased 75,000 ordinary shares in the Company at a price of 539.00p per share on 20 December 2021

The relevant notification set out below is provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Solomons
2	Reason for the notification
a)	Position/status	Chairman (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc

b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
Price(s)	Volume(s)
£5.3685	37,000
d)	Aggregated information - Aggregated volume - Price - Total	37,000 £5.3685 £198,634.50
e)	Date of the transaction	17 December 2021
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Ransom
2	Reason for the notification
a)	Position/status	Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		£5.38211	45,000
d)	Aggregated information

	- Aggregated volume	45,000

	- Price	£5.3821

	- Total	£242,194.95
e)	Date of the transaction	17 December 2021
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Senior Independent Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
Price(s)	Volume(s)
£5.332	45,000

d)	Aggregated information - Aggregated volume - Price - Total	45,000 £5.332 £239,940.00
e)	Date of the transaction	17 December 2021

f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathy Turner
2	Reason for the notification
a)	Position/status	Non-Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
Price(s)	Volume(s)
£5.355624	5,601
£5.368452	3,705
d)	Aggregated information - Aggregated volume - Price - Total	9,306 £5.360754 £49,887.18
e)	Date of the transaction	17 December 2021
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Caroline Ingall-Tombs
2	Reason for the notification
a)	Position/status	A person closely associated with Stuart Ingall-Tombs, Chief Financial Officer (PDMR)

b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
Price(s)	Volume(s)
£5.37892	18,940
d)	Aggregated information - Aggregated volume - Price - Total	18,940 £5.37892 £101,876.74
e)	Date of the transaction	17 December 2021
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Daragh Fagan and Lisa Peacock
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary (PDMR) and a person closely associated with Daragh Fagan
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1p each

	Identification code	ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
Price(s)	Volume(s)
£5.3368	9,350
d)	Aggregated information - Aggregated volume - Price - Total	9,350 £5.3368 £49,899.08
e)	Date of the transaction	17 December 2021
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Purcell
2	Reason for the notification
a)	Position/status	Chief Information Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
Price(s)	Volume(s)
£5.381343	4,645
d)	Aggregated information - Aggregated volume	4,645

	- Price - Total	£5.381343 £24,996.34
e)	Date of the transaction	17 December 2021
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Helen Purcell
2	Reason for the notification
a)	Position/status	A person closely associated with Mark Purcell, Chief Information Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
Price(s)	Volume(s)
£5.326069	4,693
d)	Aggregated information - Aggregated volume - Price - Total	4,693 £5.326069 £24,995.24
e)	Date of the transaction	20 December 2021
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anne Moffroid

2	Reason for the notification
a)	Position/status	A person closely associated with Alain Moffroid, Regional Managing Director, Europe (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
Price(s)	Volume(s)
£5.39	75,000
d)	Aggregated information - Aggregated volume - Price - Total	75,000 £5.39 £404,250.00
e)	Date of the transaction	20 December 2021
f)	Place of the transaction	London Stock Exchange (XLON)

Enquiries:

Daragh Fagan, Company Secretary	Rentokil Initial plc	01293 858000

Important notice

Barclays, who is authorised by the Prudential Regulation Authority (the “PRA”) and regulated in the United Kingdom by the Financial Conduct Authority (the “FCA”) and the PRA, together with Goldman Sachs, who is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, are each acting exclusively for Rentokil Initial and no one else in connection with the Transaction and the matters referred to in this document and will not regard any other person as a client in relation to the matters set out in this document and will not be responsible to anyone other than Rentokil Initial for providing the protections afforded to their respective clients, nor for providing advice in relation to the Transaction or any other matter referred to in this document. Neither Barclays nor Goldman Sachs, nor any of their respective subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the Transaction or any statement contained herein or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on each of Barclays and Goldman Sachs by the Financial Services and Markets Act 2000 (“FSMA”), or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Barclays nor Goldman Sachs nor any of their respective affiliates accepts any responsibility or liability whatsoever for the contents of this announcement, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this announcement, including its accuracy, completeness or verification of any other statement made or purported to be made by it, or on its behalf, in connection with Rentokil Initial or the matters described in this announcement. To the fullest extent permitted by applicable law, each of Barclays and Goldman Sachs and each of their respective affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or any statement contained therein.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil Initial”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil Initial will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil Initial. Each of Rentokil Initial and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil Initial will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil Initial’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil Initial and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL INITIAL, THE PROPOSED TRANSACTION AND

RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil Initial and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil Initial online at https://www.rentokil-initial.com, upon written request delivered to Rentokil Initial at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0)7811 270734 or by email at katharine.rycroft@rentokil-initial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil Initial, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil Initial’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokil-initial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil Initial; Terminix or Rentokil Initial is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil Initial or on Terminix’s or Rentokil Initial’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long- term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil Initial’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil Initial’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil Initial’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil Initial’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil Initial nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Nothing in this announcement should be construed as a profit estimate or profit forecast. No statement in this announcement, including statements that the transaction is accretive to earnings per share, or enhancing to operating margins should be interpreted to mean that earnings per share or operating margins of Rentokil Initial or Terminix for the current or future financial years would necessarily match or exceed the historical published earnings per share or core operating margins of Rentokil Initial or Terminix.